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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                           (Name of Subject Company)

                            ------------------------

                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                      (Name of Person(s) Filing Statement)

 CREDIT SUISSE FIRST BOSTON (USA), INC. CSFBDIRECT COMMON STOCK, PAR VALUE $.10
                                   PER SHARE
                         (Title of Class of Securities)

                                   22541L103
                     (CUSIP Number of Class of Securities)

                            ------------------------

                           JOSEPH T. MCLAUGHLIN, ESQ.
                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                             ELEVEN MADISON AVENUE
                               NEW YORK, NY 10010
                                 (212) 325-2000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH COPIES TO:

             CLARE O'BRIEN, ESQ.                        THOMAS W. CHRISTOPHER, ESQ.
             SHEARMAN & STERLING                 FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
             599 LEXINGTON AVE.                             ONE NEW YORK PLAZA
          NEW YORK, NEW YORK 10022                     NEW YORK, NEW YORK 10004-1980
               (212) 878-4000                                 (212) 859-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    NAME AND ADDRESS.

    The name of the subject company is Credit Suisse First Boston (USA), Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Eleven Madison Avenue, New York, New York 10010, and its telephone number is (212) 325-2000.

    SECURITIES.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the common stock of the series designated Credit Suisse First Boston (USA), Inc. CSFBDIRECT Common Stock, par value $.10 per share ("CSFBDIRECT Common Stock"), of the Company. The CSFBDIRECT Common Stock tracks the performance of the Company's CSFBDIRECT online brokerage business (the "CSFBDIRECT Business"). As of July 11, 2001, there were 18,400,000 shares of CSFBDIRECT Common Stock issued and outstanding (the "Shares").

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    NAME AND ADDRESS.

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

    TENDER OFFER.

    This Statement relates to the tender offer by CSFBdirect Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation ("CSFB"), and an indirect wholly owned subsidiary of Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"), to purchase all of the issued and outstanding shares of CSFBDIRECT Common Stock at a purchase price of $6.00 per Share, net to the seller in cash (less any required withholding taxes), without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. CSFB and its affiliates hold a retained interest in the CSFBDIRECT Business which represents an approximately 83.1% interest in the equity of the CSFBDIRECT Business (the "Retained Interest"). The Company may issue to Purchaser or an affiliate of Purchaser or CSFB the 90,752,000 shares of CSFBDIRECT Common Stock in respect of the Retained Interest.

    The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended), dated July 24, 2001 (the "Schedule TO"), which was filed with the Securities and Exchange Commission on July 24, 2001. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 11, 2001 (the "Merger Agreement"), by and among CSFB, Purchaser and the Company. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"). The Company will continue as the surviving corporation. At the effective time of the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by CSFB, Purchaser or any of their wholly owned subsidiaries, which will be cancelled, and other than Shares held by stockholders who perfect and do not withdraw or otherwise lose, their appraisal rights under Delaware law) will be cancelled and converted automatically into the right to receive $6.00 per Share, net in cash (less any

                                       1
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required withholding taxes), or any higher price paid per Share in the Offer
(the "Merger Consideration"). A copy of the Merger Agreement is filed as Exhibit (e)(1) herewith and is incorporated herein by reference in its entirety. A summary of the Merger Agreement is contained under "SPECIAL FACTORS--The Merger Agreement" in the Offer to Purchase and is incorporated herein by reference.

    The Schedule TO states that the principal executive offices of CSFB and Purchaser are located at Eleven Madison Avenue, New York, New York 10010 and that the principal executive offices of CSG are located at Paradeplatz 8, CH-8070 Zurich, Switzerland.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    CONFLICTS OF INTEREST.

    Except as described or referred to in this Item 3, to the knowledge of the Company there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and either (i) the Company's executive officers, directors or affiliates or (ii) Purchaser, CSFB, CSG or any of their respective executive officers, directors or affiliates.

    1. CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

    Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in Items 10 through 13, inclusive, of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (the "Form 10-K"). Items 10 through 13, inclusive, of the Form 10-K are filed herewith as Exhibit (e)(2) and are incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement.

    The information contained under "SPECIAL FACTORS--Plans for the Company and the CSFBDIRECT Business After the Offer and the Merger; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

    2.  CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND CSFB.

    The information contained under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of Investment Banker," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Beneficial Ownership of Shares," "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--Related Party Transactions," "SPECIAL FACTORS--Interest of Certain Persons in the Offer and the Merger," "THE OFFER--Certain Information Concerning the Company and the CSFBDIRECT Business," and "THE OFFER--Certain Information Concerning Purchaser, CSFB and CSG" in the Offer to Purchase is incorporated herein by reference.

    3.  INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER.

    In considering the recommendations of the Board of Directors of the Company (the "Board") and a special committee of the Board (the "Special Committee"), comprised of independent directors, with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, holders of Shares should be aware that certain officers and directors of CSG, CSFB, Purchaser and the Company have interests in the Offer and the Merger which are described in the sections of the Offer to Purchase listed below and which may present them with certain potential conflicts of interest.

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    The information contained under "SPECIAL FACTORS--Beneficial Ownership of
Shares," "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--Related Party Transactions," and "SPECIAL FACTORS--Interest of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

    The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "THE SOLICITATION OR RECOMMENDATION--Reasons for the Recommendation."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION.

    RECOMMENDATION OF THE SPECIAL COMMITTEE. The Special Committee, at a meeting held on July 10, 2001 determined: (i) that the proposed Offer and Merger, upon the terms and conditions set forth in the Merger Agreement, are fair to and in the best interests of the holders of Shares (other than Purchaser or its affiliates); (ii) to approve the Merger Agreement substantially in the form reviewed by the Special Committee; (iii) to recommend to the holders of Shares (other than Purchaser or its affiliates) that they accept the Offer and tender their Shares in the Offer; and (iv) that the proposed Offer, the Merger and the Merger Agreement should be recommended to the Board, which should approve and declare advisable the proposed Offer, the Merger and the Merger Agreement. THE SPECIAL COMMITTEE RECOMMENDS THAT THE HOLDERS OF SHARES (OTHER THAN PURCHASER OR ITS AFFILIATES) ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

    RECOMMENDATION OF THE BOARD. The Board, at a meeting held on July 11, 2001, by unanimous decision of those directors participating and based upon the recommendation of the Special Committee: (i) determined that it is fair to and in the best interests of the holders of Shares (other than Purchaser or its affiliates) to consummate the Offer and the Merger, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware; (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger; and (iii) resolved to recommend that the holders of Shares (other than Purchaser or its affiliates) accept the Offer and tender their Shares pursuant to the Offer. THE BOARD RECOMMENDS THAT THE HOLDERS OF SHARES (OTHER THAN PURCHASER OR ITS AFFILIATES) ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

    A letter to the stockholders of the Company; form of a letter to brokers, dealers, commercial banks, trust companies and other nominees; form of a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Board's recommendation; and the joint press release announcing the Offer and the Merger are filed herewith as Exhibits
(a)(3), (a)(4), (a)(5) and (a)(6), respectively, and are incorporated herein by reference.

    The recommendations of the Special Committee and the Board are based in part on the oral opinion delivered by Lazard Freres & Co. LLC ("Lazard") to the Special Committee on July 10, 2001, subsequently confirmed in writing on July 11, 2001, to the effect that, as of the date of the opinion, the $6.00 cash consideration per Share to be received by the holders of Shares (other than Purchaser or its affiliates) in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Lazard is attached hereto as Annex A and filed herewith as Exhibit (a)(7) and is incorporated herein by reference.

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
    REASONS FOR THE RECOMMENDATION.

    The reasons for the recommendation stated in this Item 4 are set forth under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS-- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Opinion of Investment Banker" in the Offer to Purchase, and are incorporated herein by reference.

    INTENT TO TENDER.

    To the best knowledge of the Company, after making reasonable inquiry, each of the Company's executive officers and directors currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by them as of the date hereof.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information contained under "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Opinion of Investment Banker" in the Offer to Purchase is incorporated herein by reference.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders on its behalf with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information contained under "SPECIAL FACTORS--Transaction and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    The information contained under "SPECIAL FACTORS--Plans for the Company and the CSFBDIRECT Business After the Offer and the Merger; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

    Except as described or referred to in this Statement, there are no transactions, Board resolutions, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

    The information contained in the Offer to Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference.

                                       4
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ITEM 9. EXHIBITS.

EXHIBIT
  NO.    DESCRIPTION
-------  -----------
(a)(1)   Offer to Purchase, dated July 24, 2001.*+

(a)(2)   Form of Letter of Transmittal.*+

(a)(3)   Letter to Stockholders of the Company, dated July 24, 2001.+

(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies, and Other Nominees.*

(a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks,
         Trust Companies, and Other Nominees to Clients.*

(a)(6) Text of joint press release issued by CSFB and the Company, dated July 11, 2001.*

(a)(7)   Opinion of Lazard Freres & Co. LLC dated July 11, 2001
         (attached as Annex A hereto).+

(e)(1) Agreement and Plan of Merger, dated as of July 11, 2001, among CSFB, Purchaser and the Company.*

(e)(2) Items 10 through 13 of the Form 10-K of the Company for the year ended December 31, 2001 (incorporated by reference to the Form 10-K of the Company, filed on March 30, 2001
         (File No. 1-6862)).

(e)(3)   Amended and Restated Articles of Incorporation of the
         Company (incorporated by reference to Exhibit 3.1 of the Form 10-K of the Company for the year ended December 31, 2000 (File No. 1-6862)).

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*   Incorporated by reference to the Schedule TO filed by CSFB and Purchaser on
    July 24, 2001.

+  Included in copies mailed to the Company's stockholders.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                                       CREDIT SUISSE FIRST BOSTON (USA), INC.

                                                       By:  /s/ RICHARD E. THORNBURGH
                                                            -----------------------------------------
                                                            Name: Richard E. Thornburgh
                                                            Title:  Director and Division Head of
                                                            Finance, Administration and Operations

Dated: July 24, 2001

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